October 12, 2006


By facsimile to (212) 704-6288 and U.S. Mail


Mr. Robert McNally
Vice President and Chief Financial Officer
Lifetime Brands, Inc.
1 Merrick Avenue
Westbury, NY 11590

Re:	Lifetime Brands, Inc.
	Registration Statement on Form S-3
	Filed September 25, 2006
File No. 333-137575

Dear Mr. McNally:

	We limited our review of the filing to the issues addressed in our comments below. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Undertakings, page II-2

1. Since this registration statement relates to an offering being made in reliance on Rule 415(a)(1)(i) of Regulation C under the Securities Act, provide the Rule 430B undertakings required by subparagraphs (A) and (B) of Item 512(a)(5)(i) of Regulation S-K.

2. Since the undertakings required by Items 512(a)(5)(ii) and subparagraphs (1) and (2) of 512(i) of Regulation S-K relate to an offering being made in reliance on Rule 430C or Rule 430A, the undertakings that you included under Item 17 in subparagraphs
(d)(1),
and (d)(2) are inapplicable to this registration statement`s offering. Please revise.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Lifetime Brands may wish to provide us three marked courtesy copies of the amendments.
Include
with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Lifetime Brands thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Lifetime Brands and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Lifetime Brands requests acceleration of the registration statement`s effectiveness, Lifetime Brands should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Lifetime Brands from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Lifetime Brands may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Lifetime Brands provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,




Pamela A. Long
					     Assistant Director

cc:	Lawrence Levinson, Esq.
	Troutman Sanders LLP
	The Chrysler Building
	405 Lexington Avenue
	New York, NY 10174



Mr. Robert McNally
October 12, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE